UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ABENGOA, S.A.

Abengoa, S.A. (the “Company”) hereby informs that the underwriters of the previously announced offering of 250,000,000 class B shares (in the form of shares or American Depositary Shares (“ADSs”)) have today exercised in full their option to purchase additional class B shares and ADSs from the Company to cover over-allotments, at the price of €1.80 per class B share and US$12.18 per ADS as provided in the underwriting agreement among the Company and the underwriters.  Following the underwriters’ exercise of their over-allotment option, the Company’s offering amounted to a total of 287,500,000 class B shares sold.

The offering is being made only by means of a prospectus. A copy of the final prospectus relating to the offering may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the final prospectus relating to the offering may be obtained from the offices of Citigroup, Attention: Prospectus Department, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146), or HSBC, Attention: Prospectus Department, HSBC Securities (USA) Inc., 452 Fifth Avenue. New York, NY 10018 (Tel: 877-429-7459); or by emailing a request to ny.equity.syndicate@us.hsbc.com.  A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission and has become effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: October 21, 2013